Via Facsimile and U.S. Mail
Mail Stop 6010

May 2, 2006

Mr. David R. White
Chairman and CEO
Iasis Healthcare LLC
Dover Centre
117 Seaboard Lane, Building E
Franklin, TN 37067

> **Re:** **Iasis Healthcare LLC**
> **Form 10-K for Fiscal Year Ended September 30, 2005**
> **Filed December 23, 2005**
> **Form 10-Q for the Quarter Ended December 31, 2005**
> **File No. 333-117362**

Dear Mr. White:

We have reviewed your April 10, 2006 and April 11, 2006 response to our March 14, 2006 letter and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended September 30, 2005

Management's Discussion and Analysis, page 36
Critical Accounting Policies and Estimates, page 42
Allowance for Contractual Discounts and Settlement Estimates, page 43

1.   Refer to your response to our comment 1.c. Please provide us, in disclosure-type format the amount of the contractual discount in total which would include the system generated contractual discounts as well as the non-system generated

contractual discounts. Clarify in the disclosure the effect that could result from using other reasonably likely assumptions than what you used to arrive at the accrual such as a range of reasonably likely amounts or other type of sensitivity analysis.

2.   Refer to your response to our comment 1.e. You indicate in your response that you are not able to determine the change in estimate related to contractual adjustments. Please explain to us how you are able to determine, and how your auditors are able to agree, for any period end, that the financial statements were materially correct, that no errors were made and that you are able to reasonably estimate the deductions from gross revenues identified as critical accounting estimates if you are not able to determine the change in estimate related to contractual adjustments. We continue to believe you should quantify changes in estimates that are deemed critical. If you deem these amounts to be immaterial, explain how you came to that conclusion.

3.   Please confirm that you will include the disclosures provided in your response letter to comment 1 in your next periodic report.

Medical Claims Payable, page 70

4.   Refer to your response to our comment 6. The scope of SOP 94-5 includes life and health insurance enterprises. Therefore we believe the disclosure requirements are applicable.

Note 16. Allowance for Doubtful Accounts, page 89

5.   Refer to your response to our comment 8. Please confirm that you will include a discussion of material changes to provision for bad debts in the Results of Operations section of MD&A beginning with your next periodic report. We note that the $6.9 million increase in your provision was approximately 10% of your earnings before sale of assets, minority interests and income taxes.

*   *   *   *

Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your responses that keys your responses to our comments. Detailed letters greatly facilitate our review. You should file the letter on EDGAR under the form type label CORRESP.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Mary Mast, Review Accountant, at (202) 551-3613 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant